SAVERS VALUE VILLAGE, INC.
11400 S.E. 6th Street, Suite 125

Bellevue, WA 98004

May 13, 2025

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kate Beukenkamp
Division of Corporation Finance
Office of Trade & Services

Savers Value Village, Inc.
Registration Statement on
Form S-3 (File No. 333-287208)

Dear Kate Beukenkamp:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) of Savers Value Village, Inc. (the “Company”) be accelerated to May 14, 2025 at 5:30pm Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Christodoulos Kaoutzanis of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3445, with written confirmation sent to the address listed on the cover of the Registration Statement. Please contact Mr. Kaoutzanis with any questions regarding the foregoing.

*****

Very truly yours,

By:	/s/ Michael Maher
	Name:	Michael Maher
	Title:	Chief Financial Officer